

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 7, 2017

Jarrett Gorlin
Chief Executive Officer
Medovex Corp.
1950 Airport Road, Suite A
Atlanta, GA 30341

> **Re: Medovex Corp.**
> **Preliminary Proxy Statement on Schedule PRE 14A**
> **Filed July 21, 2017 and August 24, 2017**
> **File No. 001-36763**

Dear Mr. Gorlin:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Amanda Ravitz
>
> Amanda Ravitz
> Assistant Director
> Office of Electronics and Machinery

cc: Arthur S. Marcus, Esq.
        Sichenzia Ross Ference Kesner LLP